Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2009	2008	2007	2006	2005
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$346.3	$325.9	$320.8	$302.7	$273.9
Fixed charges	26.8	44.0	24.5	23.1	21.2
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(1)	2.5	(0.2)	(1.0)	(1.2)	(1.3)

Total Earnings	$370.6	$370.1	$346.3	$327.0	$296.4

Fixed charges:
Interest expense	$14.3	$31.3	$12.4	$1.7	$1.5
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(2)	12.5	12.7	12.1	21.4	19.7
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total Fixed Charges	$26.8	$44.0	$24.5	$23.1	$21.2

Ratio of Earnings to Fixed Charges	13.8	8.4	14.2	14.2	14.0

(1)	Represents the Company’s share of gains/(losses) from its joint venture with the Tokyo Stock Exchange.
(2)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.